FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2005
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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(1)	Press Release, “Dr. Reddy’s & NMIMS Partner on a unique MBA program,” August 8, 2005.

(2)	Press Release, “Dr. Reddy’s launches ‘Shadowz’ a unique high SPF protection sunscreen,” August 25, 2005.

Press Release	[DR. REDDY’S LOGO] Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 373 1946 Fax: 91 40 373 1955 www.drreddys.com
Dr. Reddy’s & NMIMS Partner on a unique MBA program
Hyderabad, India, August 8, 2005: Dr. Reddy’s has partnered up with Narsee Monjee Institute of Management Studies (NMIMS), Mumbai, a premier B-school in India to offer a unique MBA (Pharma Management) program to its employees.
This program with a blended focus on pharma domain is the first of its kind in the country. This program is meant to enrich learning, develop competencies and enhance on the job performance of its employees. This long-term education programme is in alignment with the company’s belief of creating a learning organization.
“This program offers a unique opportunity for executives in the pharmaceutical space to learn from a diverse and skilled faculty and reap the benefits of an innovative curriculum, pedagogy and environment, with a focus on Pharma industry”, says Dr N M Kondap, Vice Chancellor of NMIMS. He added that the participants from Dr Reddy’s would constitute the Silver Jubilee Executive batch of NMIMS, which is celebrating its silver anniversary this year.
“A program like this will help Dr. Reddy’s to further its investment in development of its people towards reaching mutually-beneficial enhanced skill levels as also help build a strong talent base within the organization. The advantage of a program of this kind is that participating employees will be able to immediately translate managerial learning into practice at their work places” says Satish Reddy, Managing Director & COO, Dr Reddy’s.
Dr. Reddy’s & NMIMS formally inaugurated the program at an in-house meet held in Hyderabad. The first Batch containing 40 employees drawn from various levels in the organization have been selected through NMAT (written test) and a rigorous personal Interview process. Classes will commence from 13th August, 05 at Dr Reddy’s and will be held by faculty from NMIMS on weekends.
About Dr. Reddy’s
Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, India and China.
The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India. For more details visit www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
Mythili M at mythilim@drreddys.com or on +91-40-55511620

Press Release	[DR. REDDY’S LOGO] Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 373 1946 Fax: 91 40 373 1955 www.drreddys.com
Dr. Reddy’s launches ‘Shadowz’ a unique high SPF protection sunscreen
Hyderabad, India, August 25, 2005: Dr. Reddy’s has launched ‘Shadowz’ a sunscreen in a gel form which offers high SPF protection for patients prone to or suffering from melasma and photo dermatitis. It has a SPF rating of 30 and is being initially offered in a 100 ml bottle with a flip cap.
Shadowz effectively prevents damage from both UV-A & UV-B spectrum of UV radiation. Its unique transparent gel form will enhance patient compliance by increasing the ease of application. Being transparent it will not leave any opaque residue; hence being more acceptable cosmetically. It is entirely free from comedogenic chemicals (like PABA) or substance, which can cause allergic reactions (like paraben).
Shadowz has been launched nation wide and is available at all leading chemist counters across the country. Today, the prescription sunscreen market is valued at Rs.13.0crs growing at a rate of 14.30%, which is still in a nascent stage. Currently, the OTC segment heavily influences the sunscreen market. With the incidences of photo damage and hyper-pigmentation disorders on the rise, the launch of Shadowz from a leading pharmaceutical house is well timed. Market trials have met with good positive feedback from various dermatologists across the country. Doctors have expressed satisfaction on the unique formulation, the SPF protection, packing as well as the good patient response.
Notes to the Editor:
Till recently, most of the brands in the prescription market are available in lotion form with majority of them offering SPF of 15 to 20. Shadowz is available in transparent gel form with a SPF of 30.
Dr Reddy’s was already present in the hyper pigmentation therapy market through its brand ‘Clearz’. With the launch of Shadowz its presence in sun protection market has also been addressed.
The sun protection market has seen a major growth in terms of patients being diagnosed for indications related to photo-damage and related prescriptions. This has led to an opportunity in growth in terms of value and units sale for Shadowz.
Product highlights.
Contents — Octinoxate, Octisalate, Homosalate and Oxybenzone
SPF — 30
Pack — 100 ml
Formulation — Transparent gel
Colour — no colour / transparent
Feel — Non greasy;
Application —To be applied liberally as directed by the physician
About Dr. Reddy’s
Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, India and China.

The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India. For more details visit www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Media:
Mythili M at mythilim@drreddys.com or on +91-40-55511620
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: September 15, 2005		Name:	V. Viswanath
		Title:	Company Secretary